PRACTUS

June 26, 2020

Ms. Alison T. White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PFS Funds Trust (the “Trust”) (File Nos. 333-94671 and 811-09781)

Dear Ms. White:

     On March 25, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 192 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 192 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Conquer Risk Managed Volatility Fund, Conquer Risk Tactical Rotation Fund, Conquer Risk Tactical Opportunities Fund and Conquer Risk Defensive Bull Fund (the “Funds”) as new portfolio series of the Trust. You recently provided comments to me relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

General

1. Comment: Please add the Funds’ ticker symbols to the prospectus and statement of additional information. In addition, update the Edgar filing system to include that information as well.

    Response: The Trust has revised the disclosure to address your comment.

2. Comment: Please consider adding disclosure to the prospectus or statement of additional information regarding the impact the COVID-19 crisis is having on the market. If you choose not to add disclosure, please explain why.

    Response: The Trust has revised the disclosure to address your comment.

JOHN H. LIVELY I MANAGING PARTNER
11300 Tomahawk Creek Pkwy I Ste. 310 I Leawood, KS 66211 I p: 913.660.0778 I c: 913.523.6112
Practus, LLP I John.Lively@Practus.com I Practus.com

Ms. White U.S. Securities and Exchange Commission June 26, 2020

Prospectus

Fee Table Disclosure

3. Comment: Please provide updated Annual Fund Operating Expense tables to the SEC for review at least 5 days before the Funds are effective.

    Response: The Trust has completed the fee table and will provide the draft disclosure to you at least 5 days before the Funds are effective as you have requested.

Principal Investment Strategies

4. Comment: Each Fund states that as part of its risk-managed policies it may employ the use of cash or money market funds. Will the Funds invest in cash and money market funds during normal market conditions? Consider adding risk disclosure regarding the Fund’s potential large cash positions and investments in money market funds if this is going to a component of any of the Funds’ principal strategies.

    Response: The Trust has revised the disclosure to address your comment.

5. Comment: Please add disclosure to the principal investment strategy discussion for each Fund that the underlying funds a Fund may invest in could, in turn, invest in derivatives.

    Response: The Trust has revised the disclosure to address your comment.

6. Comment: Please add disclosure to the principal investment strategy discussion for each Fund that the underlying funds a Fund may invest in could, in turn, invest in emerging markets.

    Response: The Trust has revised the disclosure to address your comment.

7. Comment: Explain what inverse and leverage strategies are. Indicate the percentage of Fund assets that will normally be allocated to these strategies. State how often you intend to rebalance these positions.

    Response: The Trust has revised the disclosure to address your comment.

8. Comment: Explain what each of the following technical tools are: moving averages, Bollinger bands, relative strength, stochastics, oscillators, intermarket analysis, trend following and counter trend analysis

    Response: The Trust has added a “Glossary of Terms” to the prospectus that provides additional information regarding these technical tools.

Ms. White U.S. Securities and Exchange Commission June 26, 2020

9. Comment: Explain what an “alternative underlying fund” is as used in the principal investment strategy discussion for the Conquer Risk Managed Volatility Fund.

    Response: The Trust has revised the disclosure to address your comment.

10. Comment: For each Fund add disclosure to the principal investment strategy discussion that the Fund is non-diversified.

     Response: The Trust has revised the disclosure to address your comment.

11. Comment: Each Fund includes “Sector Risk” disclosure as a principal risk. Please add specific sector risk information for any Fund that you know will likely emphasize a sector or sectors.

     Response: None of the Funds intend to emphasize a sector currently but rather want to alert investors of the possibility. The Trust will add specific sector risk information in the future if applicable.

12. Comment: All the Funds, except Conquer Risk Managed Volatility Fund, include in its principal risk discussion the risk of investing in small and medium capitalization companies. Add small and medium capitalization company investing to the principal investment strategy discussion for each Fund where applicable.

     Response: The Trust has revised the disclosure to address your comment.

13. Comment: The Conquer Risk Defensive Bull Fund states that as part of its risk-management process the Fund may hold significant positions in cash. Will the Fund invest in cash during normal market conditions or primarily during times of market disruption? Consider adding risk disclosure regarding the Fund’s potential large cash positions if this is going to a principal part of the Fund’s strategy.

     Response: See our response to Comment 4.

14. Comment: Add the information required by Item 11(c)(7) of Form N-1A to the section of prospectus explaining the Trust’s policies for handling redemption requests.

     Response: The Trust has revised the disclosure to address your comment.

15. Comment: Consider adding more information on how the Trust will administer a Redemption In-Kind. For example, will a Fund process a redemption in-kind on a pro-rata basis or will it select certain marketable securities.

     Response: The Trust has elected to remove redemptions in-kind from the prospectus because the Funds do not intend to do redemptions in-kind.

Ms. White U.S. Securities and Exchange Commission June 26, 2020

16. Comment: Remove the statement “The Fund’s Privacy Notice is not part of the prospectus.” from the Privacy Notice found on page 41 of the prospectus.

     Response: The Trust has revised the disclosure to address your comment.

17. Comment: On the last page of prospectus, remove the references to the SEC’s Public Reference Room. See Item 1 of Form N-1A for guidance on how the SEC makes this information available to investors.

     Response: The Trust has revised the disclosure to comply with Item 1 of Form N-1A.

Statement of Additional Information

18. Comment: With respect to concentration, to the extent an underlying fund in which any of the Funds invests concentrates its investments in a particular industry or group of industries, please confirm that this will be considered by each Fund in determining compliance with the concentration policy.

     Response: The Trust confirms that the Funds will comply with laws and regulations, as well as judicial positions, applicable to the concept of “concentration” in determining compliance with its concentration policy.

Signature Page

19. Comment: The signature page of the Registration Statement does not indicate that the principal financial officer, comptroller or principal accounting officer signed the filing. Please see the requirements of Section 6(a) of the Securities Act of 1933, as amended.

     Response: The Trust will update the signature page to make clear that Mr. Jeffrey R. Provence is signing in his capacity as principal financial officer to the Trust.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

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